UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                     First Business Financial Services, Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   319390100
                                 (CUSIP Number)

                               December 31, 2011
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 4 PAGES

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1 NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eidelman Virant Capital, Inc.
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]
                                                                        (b) [_]
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3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri - U.S.A.
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                     5      SOLE VOTING POWER

                            162,372
      NUMBER OF      ___________________________________________________________
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        ___________________________________________________________
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               162,372
                     ___________________________________________________________
                     8      SHARED DISPOSITIVE POWER

                            0
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           162,372
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.18%
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12     TYPE OF REPORTING PERSON*
       IA
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                               Page 2 of 4 pages

              Item 1(a) Name of Issuer:
                          First Business Financial Services, Inc.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                          401 Charmany Drive
                          Madison, Wisconsin 53719
                          United States

              Item 2(a) Name of Person Filing:
                        Eidelman Virant Capital, Inc.

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        8000 Maryland Avenue, Suite 380
                        Saint Louis, Missouri 63105

              Item 2(c) Citizenship:
                        Missouri - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common

              Item 2(e) CUSIP Number:
                        319390100

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), or (c) check whether the person filing is a:

(e) [X] An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E)

Item 4 Ownership:

(a) Amount Beneficially Owned:

                162,372

(b) Percent of Class:

                6.18%

(c) Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote:           162,372

         (ii)   shared power to vote or direct the vote:                 0

        (iii)   sole  power  to dispose or to direct the disposition of:
                                                                 162,372

         (iv)   shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

Not applicable.

                               Page 3 OF 4 Pages

  Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     All shares represented in this report are owned by advisory clients of Eidelman Virant Capital none of which, to our knowledge, owns five percent or more of this security.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable.

  Item 8    Identification and Classification of Members of the Group:

            Not applicable.

  Item 9    Notice of Dissolution of a Group:

            Not applicable.

  Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

                                 Eidelman Virant Capital
                                 By:   /S/ Robert E. Bertman
                                       -------------------
                                 Robert E. Bertman
                                 Chief Investment Officer

                               PAGE 4 OF 4 PAGES